

cm

SECUR 10031767 MISSION
Washington, D.C.

OMB APPROVAL
OMB Number 3235-0123
Expires February 28, 2010
Estimated average burden
Hours per response 12.00

SEC FILE NUMBER
8 – 68030

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2009 AND ENDING JUNE 30, 2010

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

CENTRUM SECURITIES LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 EAST 48TH STREET – 11TH FLOOR

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 10 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NEW YORK,	**NEW YORK**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR CARMEL, CEO **(212) 527 - 3201**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

AB
9/3

OATH OR AFFIRMATION

I, ***ARTHUR CARMEL,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
CENTRUM SECURITIES LLC, as of JUNE 30, 2010,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

CEO
____
Title

X ____________________
Notary Public

MADELINE SANTANA
Notary Public, State of New York
No. 01SA4944789
Qualified in Queens County
Commission Expires Nov. 28, 2010

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CENTRUM SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

ASSETS

Cash and cash equivalents	$ 398,685
Property, equipment, net of accumulated depreciation of $2,028	2,766
Other assets	18,528
Total assets	$ 419,979

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	2,992
Total liabilities	2,992
Commitments and Contingencies (Note 4)	
Members' Equity	
Members' Equity (Note 5)	416,987
Total liabilities and members' equity	$ 419,979

The accompanying notes are an integral part of this statement.

CENTRUM SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2010

Note 1 - **Nature of Business**

Centrum Securities LLC (The "Company") is a 99% owned subsidiary of Centrum Capital Holdings LLC (Parent), which is a wholly owned subsidiary of Centrum Capital Limited, an Indian financial services company listed on the Bombay Stock Exchange. The Company provides marketing, research and corporate finance services to institutional investors in the United States investing in securities of companies principally headquartered in India. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The settlement of the customer securities transactions is facilitated by Centrum Broking Private Limited (Affiliate), an affiliate of the Parent, in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

Note 2 - **Summary of Significant Accounting Policies**

a) ***Revenue Recognition***
The Company provides marketing and research services to facilitate securities transactions. Fees for these services are recognized quarterly. Interest and dividends revenues are earned from the underlying financial instruments owned.

b) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Fixed Assets***
Fixed assets are carried at cost and depreciated over an estimated useful life of 3-5 years using the straight line method.

Note 2 - Summary of Significant Accounting Policies

e) ***Use of Estimates***

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of June 30, 2010, and the reported amounts of revenues and expenses during the year then ended. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

f) ***Foreign Currency***

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the month end exchange rates. The U.S. dollar is considered the functional currency.

g) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between June 30, 2010 and July 22, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Related Party Transactions

The Company provides marketing and research services to facilitate sales of Indian securities through the Affiliate (Note 1). Fees for such services are determined quarterly. For the year ended June 30, 2010, all of the income of the Company was earned from this arrangement.

Note 4- Commitments and Contingencies

Premises

The Company leases its premises under a lease expiring January 31, 2012. The aggregate minimum future payments under this lease during the years following June 30, 2010, are as follows:

2011	36,450
2012	21,630

Note 5- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the alternative method to compute net capital. At June 30, 2010, the Company had net capital of $395,693, which was $145,693 in excess of its required net capital of $250,000.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Centrum Securities LLC
18 East 48th Street
New York, NY 10017

We have audited the accompanying statement of financial condition of Centrum Securities LLC as of June 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Centrum Securities LLC as of June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
July 22, 2010

CENTRUM SECURITIES LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Period July 1, 2009 through June 30, 2010



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Centrum Securities LLC
18 East 48th Street – 11th Floor
New York, NY 10017

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2010, which were agreed to by Centrum Securities LLC ("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended June 30, 2010, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP (NY)
July 22, 2010

CENTRUM SECURITIES LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

Period July 1, 2009 through June 30, 2010

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	500,608
Additions		-
Deductions		0
SIPC Net Operating Revenues	$	500,608

Determination of General Assessment:

SIPC Net Operating Revenues:	$	500,608
General Assessment @ .0025		1,252

Assessment Remittance:

Greater of General Assessment or $150 Minimum	$	1,252
Less: Payment made with Form SIPC-6 in January, February or March, 2010		551
Assessment Balance Due	$	701

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Period July 1, 2009 through June 30, 2010:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$	500,608
SIPC Net Operating Revenues as computed above		500,608
Difference	$	-